Sanofi-aventis and U.S. Biotechnology

company Merrimack enter into an

Exclusive Global Collaboration and

Licensing Agreement

for a monoclonal antibody in Oncology

Paris, France – October 1, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Merrimack Pharmaceuticals, Inc. announced today an exclusive global collaboration and licensing agreement on MM-121, a first-in-class, fully human monoclonal antibody designed to block signaling of the ErbB3 (also known as HER3) receptor, for the management of solid malignancies. MM-121 is currently in Phase 1 clinical testing.

Under this agreement, sanofi-aventis will receive an exclusive worldwide license to develop, manufacture and commercialize MM-121. Merrimack will retain potential co-promotion rights in the United States.

“Merrimack’s expertise along with their knowledge of biologics development has allowed them to successfully identify ErbB3 as a promising target and rapidly bring MM-121 into clinical development”, declared Marc Cluzel, Senior Vice-President R&D, sanofi-aventis. “MM-121 is a pioneering monoclonal antibody which brings a new innovative approach to sanofi-aventis’ oncology portfolio. We are very excited to collaborate with Merrimack on the development of MM-121, which we believe is a very promising compound that will address a significant gap in treating cancer patients”.

Under the terms of the agreement, sanofi-aventis agreed to pay Merrimack an upfront cash payment of $60M for the research, development, manufacturing and commercialization rights. Merrimack is eligible for development and regulatory milestone payments up to $410M on MM-121, royalties on the worldwide product sales and will receive additional performance milestones of up to $60M on worldwide sales. Merrimack will participate in the development of MM-121.

The license agreement is subject to antitrust clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

About MM-121

MM-121 is a monoclonal antibody designed to block signaling of the ErbB3 receptor, a member of the epidermal growth factor (EGF) receptor family (also known as ErbB family) which plays a crucial role in the development and evolution of cancer. MM-121 is the first selective ErbB3 antagonist to have entered human clinical development. Preclinical data demonstrating MM-121’s impact on multiple cancer models (including lung, ovarian, breast, prostate and renal) as both a monotherapy and a combination therapy were presented at the annual meeting of the American Association for Cancer Research in April 2009. The Phase 1 trial is being conducted at 3 clinical centers in the United States.

1 / 2

Sanofi-aventis www.sanofi-aventis.com
Media Relations: Tel. : (+) 33 1 53 77 44 50 - E-mail : MR@sanofi-aventis.com
Investor Relations : Tel. : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi-aventis.com

About ErbB3

The ErbB3 receptor is a novel target known to be a key mediator of signaling in the ErbB pathway (also known as the EGFR or HER pathway) – a signaling network that impacts a broad array of cancers. ErbB3 and its ligands are expressed and often upregulated in different solid tumors (breast, ovarian…) and are associated with metastasis formation and decrease in survival. Importantly, ErbB3 is also involved in the mechanism of resistance to certain treatments such as gefinitib in lung cancer, cetuximab in colon and head & neck cancer, and trastuzumab in breast cancer.

About Merrimack

Merrimack Pharmaceuticals, Inc. is a biotechnology company focused on the discovery and development of novel treatments for cancer and autoimmune diseases. Its first two oncology pipeline candidates, MM-121 and MM-111 are currently in Phase 1 clinical development. The Company’s proprietary Network Biology discovery platform, developed with the help of leading scientists from MIT and Harvard, enables the high-throughput profiling of protein networks as a basis for improved validation, lead identification and speed in the development of innovative, effective and well tolerated therapeutics. MM-121 and MM-111 are investigational drugs and have not been approved by the U.S. Food and Drug Administration or any international regulatory agency. Merrimack is a privately-held company based in Cambridge, Massachusetts.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

2 / 2